Interim Report

ALLIED DOMECQ

2002


Ballantine's
"Genuine Russian vodka.
Never seen a breed so pure."

Allied Domecq is a dynamic marketing-led brands company. We operate globally in the businesses of Spirits & Wine and Quick Service Restaurants.


Ballantine's
Genuine

Highlights

	2002	2001	% growth
• Turnover	**£1,704m**	£1,457m	17
• Trading profit	**£313m**	£277m	13
• Profit before tax	**£251m**	£236m	6
• Normalised earnings per share	**17.2p**	16.1p	7
• Basic earnings per share	**21.6p**	15.2p	42
• Dividend	**4.9p**	4.5p	9
• Marketing investment behind Spirits & Wine	**£204m**	£161m	27
• Cash flow from operating activities	**£382m**	£179m	

Profits and normalised earnings are stated before goodwill and exceptional items. The post tax benefit of the Mexican excise rebate for the six months was £74m and has been treated as an exceptional item.

Key points

Comparative information here and in the Operating and Financial Review is based on constant exchange rates.

We are:

Investing to build a platform for sustainable future growth by acquisition, innovation and the continued improvement of operational effectiveness

Delivering organic profit growth (up 2%) in Spirits & Wine (total up 13%)
- Total investment in advertising and promotion up 27% (organic up 12%)

Improving operational effectiveness by:
- Addressing short term volume challenges
- Commencing the US supply chain improvement project, at a cost of £8m
- Increased productivity
- Launching new marketing campaigns for key brands
  - *– Integrated 'Go play' campaign for Ballantine's*
  - *– New 'See what unfolds' campaign for Stolichnaya*
- Continuing to deliver profit growth in Quick Service Restaurants – up 14%
  - *– Strong same store sales growth*
  - *– Dunkin' Donuts up 6% and Baskin-Robbins up 7%*
- Maintaining our focus on our people agenda

Significantly strengthening the brand portfolio through targeted acquisition
- Agreement to purchase Malibu and Mumm Cuvée Napa
- Formation of a leading global wine business continued with the acquisition of Bodegas y Bebidas
- Integration of acquisitions on track

Successfully developing consumer-led innovative products to drive growth
- Launch of new ready-to-drink range
- New cream liqueur – Tia Lusso

Accelerating the benefit of the Mexican excise rebate with a profit after tax benefit of £74m (treated as an exceptional item)

Explanatory notes
Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items. Organic growth comparisons exclude the contributions from acquisitions until they have been incorporated in the business for one calendar year from the date of acquisition.

Operating and financial review

Priorities

We have achieved profit growth while continuing to invest in sustainable future growth. Our focus continues to be on the following priorities:

- Continuing the aggressive management of our existing asset base to drive value;
- Strengthening the portfolio through innovation, investment in dynamic consumer-led marketing and through acquisition;
- Gaining critical mass in key markets;
- Developing a world-class wine business; and
- Preparing for continued industry consolidation from a position of strength.

Allied Domecq's financial performance continues to benefit from a more aggressive management of our existing asset base. In the Spirits & Wine Market Review section below, we describe how we are addressing key short term challenges.

We have continued to focus on our people through three core streams of activity: right people in right places, talent development and rewarding change. These initiatives are driving cultural change through the business and developing our people to support this change.

One of the biggest marketing developments in the period is the new campaign for Ballantine's – 'Go play'. It is a fully integrated through-the-line campaign that will be running in 56 countries. The new approach is a significant departure from traditional whisky marketing. We have also launched a new advertising campaign for Stolichnaya – 'See what unfolds'. This US$25m campaign represents a significant increase on the investment of the previous importer. There have been a number of conflicting media reports indicating that there may be problems over supplies of Stolichnaya to various markets but we are confident that the arrangements that apply to the trademark in the US help to assure its continued supply.

Our enhanced innovation programme is also starting to deliver with the development of two ready-to-drink beverages – Stolichnaya Citrona and Sauza Diablo – that are being launched in the US. These have been developed through a commercial partnership with Miller Brewing Company. As the market develops, both parties will explore further opportunities to extend the range of ready-to-drink beverages via our portfolio of spirits brands. We are also launching Tia Lusso, a major innovation to the Tia Maria brand. Tia Lusso is a new light cream liqueur that will initially be rolled out to eight markets across Europe. This blend of Jamaican coffee, rum and fresh cream has performed extremely well in consumer testing, being lighter and easier to drink than traditional liqueurs.

We have also announced an agreement to acquire Malibu, a leading international spirits brand, for £560m on a debt-free basis. The acquisition is still subject to regulatory clearance and will be funded using existing debt facilities and proceeds from a recent share placing. The brand will be the third most profitable in our portfolio and has a dynamic growth profile.

Our wine business has been enhanced though the addition of Bodegas y Bebidas and the agreement to acquire Mumm Cuvée Napa. From 1 January, David Scotland commenced the management of our wine assets and has established a small group of wine experts to oversee the development of our premium wine business. We are building a sustainable business, that will deliver good returns and bring best value to the trade and the consumer.

Summary

Turnover was up 17% to £1,704m in the period. Trading profit increased by 13% to £313m. At constant exchange rates, organic trading profit grew by 3% to £287m. After goodwill and exceptional items (which include the benefit of the Mexico excise rebate), reported trading profit grew by 49% to £397m. Normalised profit before tax grew by 6% to £251m.

We have delivered these results through the growth of Spirits & Wine gross margin and the continued turnaround of our Quick Service Restaurants business. At the same time, we have increased advertising and promotion by 27% (12% from organic businesses), invested in reduced US trade inventories at a pre-tax cost of £8m and invested a further £9m in additional overheads to support the future shape of the business.

We have maintained good earnings growth with a 7% improvement in normalised earnings per share to 17.2 pence per share.

The directors have declared an interim dividend of 4.9 pence per share, an increase of 9%.

Outlook

The second half of the fiscal year is meeting our expectations and we are confident in the underlying trends within the business. We anticipate that we will continue to deliver earnings growth for the full year while continuing to invest strongly behind our brand portfolio and implementing the programme to improve the US supply chain announced in October last year.

Spirits & Wine

	Total		Organic	
• Trading profit	£286m	13%	£260m	2%
• Net turnover	£1,218m	23%	£1,040m	5%
• Advertising and promotion	£204m	27%	£180m	12%

We have grown both turnover and profits of our Spirits & Wine business through organic growth and acquisition. Before the benefit of acquisitions, gross margin increased by £34m offset by increasing advertising and promotion (£19m) and overheads (£9m). Acquired businesses increased gross margin by £79m, advertising and promotion investment by £24m and overheads by £29m.

The organic gross margin increase of 6% (£34m) has been driven through increased pricing (£23m), particularly in Latin America and North America, and enhanced mix (£27m) in Asia Pacific and North America. This is partly offset by volume declines in Latin America and North America.

A review of Spirits & Wine brand performance follows on this page and a regional review of performance is given on page 5.

Quick Service Restaurants

- Trading profit up 14% to £24m
- System-wide sales growth of 5%, US up 9%
- US same store sales growth in Dunkin' Donuts of 6% and Baskin-Robbins of 7%

Our Quick Service Restaurants business has grown profit from growth in same store sales and the contribution from new stores. The restructuring of the Baskin-Robbins brand has continued to show strong benefits with same store sales growth of 7%.

Dunkin' Donuts has delivered another good period of growth with same store sales up over 6% in the US and a 2% increase in global distribution points. Togo's has successfully increased the number of distribution points by 4%.

Our strategy of multibranded combination stores continues to be a driver of growth in new store openings with a 12% increase in the number of combination stores to over 700. There are now almost 50 combination stores which offer all three of our Quick Service Restaurant brands. This strategy brings significant benefits to our franchisees through improved scale and operating efficiencies, along with revenue opportunities from cross-selling.

Spirits & Wine brand performance

Total Spirits & Wine volumes and net turnover increased by 18% and 22% respectively, driven by acquisitions. Before acquisitions, volumes declined by 3% with net turnover up 4%.

We manage our spirits portfolio as three groups: core brands, local market leaders and other spirits brands. Brand performance is reviewed overleaf under these categories.

Spirits & Wine volume and net turnover growth

		Including impact of US destock		Excluding impact of US destock	
	Volume million cases	Volume growth %	Net turnover growth %	Volume growth %	Net turnover growth %
Core brands	8.5	(3)	1	(2)	3
Local market leaders	6.2	(3)	10	(2)	11
Local market leader acquisitions	0.7				
Rest of spirits portfolio	5.9	(6)	2	(6)	2
Wine	4.7	(1)	4	(1)	4
Wine acquisitions	4.8				
Total	30.8	18	22	19	23

The volumes of our core brands declined by 3% while net turnover grew 1%, reflecting the initial impact of our destocking of the US supply chain announced in October 2001 and the short term slowdown in our US business in the period to Christmas. Excluding the impact of the destock, volumes declined by 2% and net turnover grew by 3%. The volume performance of our core brands, particularly in the US, was disappointing. The actions we have taken to address this performance are outlined in the regional reviews. We have applied an urgent focus to the tactical management of our US sales efforts and the implementation of new marketing campaigns being launched in the second half. We have also continued to invest behind our core brands with an increase of 5% in advertising and promotion leaving the net brand contribution from our core brands down 3%.

Ballantine's volumes declined 1% reflecting slower trading in some European markets and duty free in Asia Pacific but net turnover increased 5%. The volumes of Kahlúa and Canadian Club both fell by 8% primarily as a result of the destock and slower trading in the US. Sauza volumes continue to be affected by the industry shortage of agave, with volumes down 5% but price and mix improvements have helped to grow net turnover by 14%. Beefeater continued to perform well in Spain but volumes were held back in the US resulting in total volumes being flat year on year and net turnover up 1%. A good Christmas performance in the UK helped to grow Tia Maria volumes by 9% and net turnover by 12%. Courvoisier also benefited from a good Christmas in the UK but volume declines in the US led to overall volumes down 1% and net turnover flat. Maker's Mark continues to benefit from strong consumer demand with volumes up 4% and net turnover up 7%. Malibu will join our core brands once the acquisition is completed.

Our local market leader brands benefited from the acquisitions of the Stolichnaya distribution rights in the US and Kuemmerling in Germany. As a result, total volumes from the local market leader brands grew 9% while net turnover and net brand contribution grew 35% and 36% respectively. Organic volumes declined by 3% primarily as a result of a 17% volume decrease in Mexican brandies. In spite of this decline, caused by the excise duty increases in Mexico and the ongoing pressure of the informal spirits market, we successfully improved the net brand contribution of Mexican brandies by 10%. We grew the organic net brand contribution of the local market leaders by 11%, after increasing advertising and promotion investment by 23%, largely behind a new campaign for Stolichnaya.

In the rest of the spirits portfolio, net turnover increased by 2% despite a 6% decline in volumes.

Our premium global wine business has more than doubled in size with the acquisition of five new wine businesses. Before acquisitions, net turnover on the existing wine business improved by 4% on volumes down 1%. The short term decline in these wine volumes reflects the slowdown in our Argentinean and Mexican wine businesses. The initial

contribution and integration of our acquired wine businesses are meeting our expectations. The challenge is Mumm and Perrier Jouët champagne where, in the short term, industry trade inventories have delayed the achievement of our forecast sales levels. Despite this we are confident in the prospects of the champagne category. We will be reporting the results of our newly established Wine Division for the year to August 2002.

Market Review – Spirits & Wine

The performance of our business is reviewed below by region.

Europe

Trading profit increased by 18% to £94m driven by good performances in Spain and the UK and through acquisition. Trading profit before acquisitions was up 3% driven by turnover up 5% reflecting improved mix and price on the back of flat volumes. Organic advertising and promotion increased by 4% and overheads increased primarily as a result of implementing new information systems.

Our business in Spain has had another good start to the year with further market share gains for Ballantine's and Beefeater which grew volumes by 2% and 5% respectively. Despite this, the overall shipment volumes of Ballantine's in Spain were held back in the short term by the impact of the duty increase implemented in January. Centenario has made good progress with a 19% increase in volumes and a 21% increase in net turnover.

The volume performance of Ballantine's outside of Spain was held back by weak market conditions in France and Germany. Despite this, we have increased the market share of Ballantine's Finest in mainland Europe from 11.4% to 11.8% over the last 12 months.

The UK had a good Christmas and also saw market share gains for key brands such as Teacher's, Courvoisier and Tia Maria.

We acquired Kuemmerling, a leading German bitters brand, at the beginning of the period. The integration is being accelerated, with all our German operations now in the final stages of a move to one location in Frankfurt.

We are making good progress with the implementation of our major systems upgrade project in key European markets with systems shortly going live in France, Germany and Spain. The project is rolling out to other key European markets through to 2003. The project will significantly improve the availability and consistency of data across the region to assist our ability to drive enhanced performance.

North America

Trading profit grew 6% to £95m driven primarily by the contribution from acquisitions and organic price and mix improvements. On an organic basis, net turnover grew 3% on volumes down 2% leading to a decline in trading profit of 4%. We have recognised that, even prior to September 11, we were slow to respond to more difficult economic indicators and, in particular, did not manage the tactical implementation of pricing and marketing promotions well. We have addressed the situation, deploying resource to ensure effective execution of our marketing strategies on a targeted basis by State. Early indications are that consumption trends of our brands have improved and the outlook for our business is positive. Depletions for the last four months have shown growth for almost every brand. Consumption data for the last 13 weeks shows Kahlúa up 1%, Maker's Mark up 11% and Courvoisier and Stolichnaya up 5%. We are taking advantage of our premium portfolio and have developed further initiatives to forge closer relationships with our distributors to become a partner of choice.

The supply chain re-engineering project that we announced in October 2001 has started reducing inventories in the US with an impact on trading profit of £8m in the first six months of this financial year. This has resulted in a reduction in shipments compared with depletions of 0.2 million cases and has primarily affected Kahlúa, Hiram Walker Liqueurs and Canadian Club. We expect the full year's impact on trading profit to be in the region of £20m with a total of approximately £30m over the two years to August 2003.

Operating and financial review *continued*

Latin America
Trading profit for the region was up 19% to £43m (excluding the Mexican excise rebate) driven by price increases behind Sauza, Presidente and Don Pedro and mix benefits with Sauza. The Mexican brandy portfolio has suffered further volume declines as a result of the growth of the informal spirits market and from increases in excise duty. Tequila continues to be affected by the industry-wide shortage of agave. We continue to manage supplies of Sauza between its major markets of the US and Mexico.

During the period, we received a rebate of Mexican excise duty of £115m (before applicable corporation taxes). This rebate relates to compensation awarded by the Mexican Supreme Court which allows Allied Domecq to offset current and future duties and taxes in Mexico. The current estimate of excise duty rebate and related interest and inflation still to be received, after tax at 35%, is expected to be within a range of £90m to £100m. The earnings benefit for the full year is expected to be in the region of £110m.

We are making good progress with the integration of our new wine businesses, Bodegas y Viñedos Graffigna and Viñedos y Bodegas Sainte Sylvie, in Argentina. We are looking to increase the export potential as part of our global wine strategy; this will address the weak current domestic trading conditions in Argentina. Ballantine's and Teacher's continue to drive good profit growth in Brazil.

Asia Pacific
We have achieved strong organic profit growth of 13% to £34m, which has been driven by good performances across the region, particularly in Korea. Our Korean business, Jinro Ballantines continues to show strong growth. Imperial, Korea's number one premium whisky, and Ballantine's have been the key drivers of this growth in the region with volumes up 17% and 18% respectively. We launched a brand extension in the form of Ballantine's Masters which is progressing well.

Fundador continues to perform well with 17% volume growth in the Philippines helped particularly by Fundador Solera. Improved wholesaler management is helping to drive growth in Taiwan.

Total trading profit for the region which currently includes Montana, our New Zealand wine business, was up 50% to £45m. Montana, New Zealand's leading wine producer, has given us an important foothold in the Australasian wine market. In the period, Montana contributed £17m of net brand contribution on 2.8 million cases and is performing in line with our expectations.

Global operations
We have recently completed a review of our distillation strategy in Scotland. As a result, we are investing £6m at our Strathclyde Distillery over the next 18 months and are closing our distillery at Dumbarton. Once-off costs of £13m relating principally to the asset write-down of the balance sheet value of the distillery and site demolition and clearance costs have been charged as an exceptional item. The future cash benefits of this action will be approximately £3m per annum, initially reflected in the stock value of the grain whisky. We have completed our US$25m investment to increase the distillation and warehousing capacity for Maker's Mark in Kentucky. Productivity (measured as cases produced per employee) for Spirits & Wine is up 2%.

Our Duty Free operations have experienced some slowdown as a result of the downturn in travel caused by September 11 and economic recession in a number of markets. Despite this, the impact on the profitability of our business has not been as severe as we initially anticipated and we are seeing some recovery in the duty free markets from the downturn we experienced at the beginning of our financial year.

Geographical analysis – Spirits & Wine trading profit

	2001			2002 Total		2002 Organic	
	Reported 2001 £m	Foreign exchange / adjustments £m	At 2002 exchange £m	**2002 £m**	**Growth at 2002 exchange %**	**2002 £m**	**Growth at 2002 exchange %**
Europe	77	3	80	**94**	**18**	**82**	**3**
North America	88	2	90	**95**	**6**	**86**	**(4)**
Latin America	36	0	36	**43**	**19**	**43**	**19**
Asia Pacific	33	(3)	30	**45**	**50**	**34**	**13**
Others	19	(1)	18	**9**	**(50)**	**15**	**(17)**
Total	253	1	254	**286**	**13**	**260**	**2**

Geographical analysis
In line with previous statements, the trading profits of the Spirits & Wine regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 4 to the accounts.

'Others' include Global Operations (including profit from the sale of bulk whisky), standalone duty free operations and central costs not allocated to marketing regions. The reduced profit contribution from 'Others' reflects increased central advertising and promotion and an increased pension charge.

Britannia Soft Drinks
The group's share of Britannia's profits for the period was £3m (2001: £3m).

Taxation
Excluding the impact of the Mexican excise rebate, which has been taxed locally at 35%, the normalised tax rate for the period has remained in line with last year's rate of 25%. Accounting standard FRS 19 has been adopted resulting in a balance sheet adjustment of £46m additional deferred tax in both February and August 2001. The overall tax charge for the prior year has not changed as a result of restatement under FRS 19 and there is no impact on the tax charge for the half year.

Goodwill and exceptional items
Goodwill amortisation totalled £18m (2001: £4m), the increase reflects the effect of acquisitions. The exceptional items of £102m reflect the benefit of the Mexican excise rebate (£115m) and costs in respect of the distillation strategy review in Scotland (£13m).

Last year, we received £47m in respect of the Mexican excise rebate that was disclosed separately within trading profit. During the period under review, the rebate has been treated as an exceptional item because of the significant increase in the size of the rebate resulting from the acceleration of the collection of the rebate by successfully extending the range of products and tax types through which the refund can be collected.

The exceptional charge relating to our distillation strategy relates to the write-down of the balance sheet value of the Dumbarton grain distillery and the costs of demolition and site clearance.

The integration programme, including the establishment of our global premium wine business, of the acquisitions we have completed to date will cost around £30m. Full year synergy benefits of around £10m will start to be achieved in the year to August 2003. The majority of these integration costs will be treated as a one off exceptional charge in the accounts for the year to August 2002.

Cash and borrowings
Operating cash net of fixed assets was £335m (2001: £159m) and free cash inflow increased to £95m (2001: outflow of £38m). The Mexican excise rebate benefited operating cash net of fixed assets by £115m but the related tax paid on the rebate of £49m resulted in a net free cash flow benefit of £66m.

Net debt increased by £471m in the period to £2,325m the main outflows being the acquisitions of Kuemmerling (£126m), Bodegas y Bebidas (£198m) and the settlement of the deferred creditor relating to Montana shareholders (£231m).

Group profit and loss account

Six months to 28 February 2002

Year to 31 August 2001 Total £m			Note	Six months to 28 February 2002: Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Six months to 28 February 2001 Total £m
2,879	**Turnover**		3	**1,704**	**–**	**1,704**	1,457
(12)	Operating costs	– goodwill amortisation		**–**	**(18)**	**(18)**	(4)
47		– Mexican excise rebate		**–**	**115**	**115**	–
(2,367)		– other		**(1,396)**	**(13)**	**(1,409)**	(1,193)
547	**Operating profit**			**308**	**84**	**392**	260
22	Share of profits of associated undertakings			**5**	**–**	**5**	7
569	**Trading profit**		3	**313**	**84**	**397**	267
6	Profit on sale of businesses			**–**	**–**	**–**	–
575	**Profit on ordinary activities before finance charges**			**313**	**84**	**397**	267
(90)	Finance charges			**(62)**	**–**	**(62)**	(41)
485	***Profit on ordinary activities before taxation**			**251**	**84**	**335**	226*
(128)	Taxation on profit on ordinary activities		6	**(63)**	**(37)**	**(100)**	(59)
357	**Profit on ordinary activities after taxation**			**188**	**47**	**235**	167
(13)	Minority interests – equity and non-equity			**(8)**	**–**	**(8)**	(6)
344	**Profit earned for ordinary shareholders for the period**		5	**180**	**47**	**227**	161
(127)	**Ordinary dividends**		7			**(53)**	(47)
217	**Retained profit**					**174**	114
	Earnings per ordinary share:						
32.6p	**– basic and diluted**		5			**21.6p**	15.2p
33.9p	**– normalised**		5	**17.2p**			16.1p
31.0p	**– normalised (excluding Mexican excise rebate)**		5	**17.2p**			16.1p

The above figures comprise the unaudited results for the six months to 28 February 2002 and 28 February 2001 and the audited results for the year to 31 August 2001 all of which relate to continuing operations. Operations acquired during the period (Kuemmerling and Bodegas y Bebidas) have had no material impact on the results.

** For the year to 31 August 2001 and the six months to 28 February 2001, profit on ordinary activities before taxation, excluding goodwill and exceptional items, was £500m and £236m respectively.*

Group balance sheet

At 28 February 2002

31 August 2001 (restated) £m		Note	**28 February 2002 £m**	28 February 2001 (restated) £m
	Fixed assets			
618	Intangible assets		**775**	354
767	Tangible assets		**844**	601
87	Investments and loans		**118**	65
82	Associated undertakings		**83**	75
1,554	**Total fixed assets**		**1,820**	1,095
	Current assets			
1,203	Stocks		**1,320**	1,102
679	Debtors due within one year		**715**	699
316	Debtors due after more than one year		**334**	264
111	Cash at bank and in hand	11	**185**	131
2,309	**Total current assets**		**2,554**	2,196
	Creditors (due within one year)			
(770)	Short term borrowings	11	**(1,332)**	(1,660)
(80)	Dividends		**(53)**	(47)
(1,109)	Other creditors		**(913)**	(779)
(1,959)	**Total current liabilities**		**(2,298)**	(2,486)
350	**Net current assets**		**256**	(290)
1,904	**Total assets less current liabilities**		**2,076**	805
	Creditors (due after more than one year)			
(1,195)	Loan capital	11	**(1,178)**	(175)
(48)	Other creditors		**(54)**	(47)
(1,243)	**Total creditors due after more than one year**		**(1,232)**	(222)
(245)	**Provisions for liabilities and charges**		**(267)**	(283)
416	**Net assets**		**577**	300
	Capital and reserves			
267	Called up share capital		**267**	267
26	Share premium account		**26**	26
(823)	Merger reserve		**(823)**	(823)
878	Profit and loss account		**1,032**	765
348	**Shareholders' funds – equity**	8	**502**	235
68	**Minority interests – equity and non-equity**		**75**	65
416			**577**	300

Group cash flow information

Six months to 28 February 2002

Year to 31 August 2001 £m	Reconciliation of operating profit to net cash inflow from operating activities	Note	Six months to 28 February 2002 £m	Six months to 28 February 2001 £m
547	**Operating profit**		**392**	260
12	Goodwill amortisation		**18**	4
56	Depreciation		**33**	28
(72)	Increase in stocks		**(79)**	(35)
(55)	Decrease/(increase) in debtors		**15**	(46)
(43)	Decrease in creditors		**(2)**	(15)
(34)	Expenditure against provisions for reorganisation and restructuring costs		**(15)**	(26)
12	Other items		**20**	9
423	**Net cash inflow from operating activities**		**382**	179

	Group cash flow statement			
423	**Net cash inflow from operating activities**		**382**	179
9	Dividends received from associated undertakings		**2**	3
(76)	Returns on investments and servicing of finance	9	**(64)**	(49)
(34)	Taxation paid	9	**(96)**	(32)
(118)	Capital expenditure and financial investment	9	**(63)**	(44)
(635)	Acquisitions and disposals	9	**(555)**	(363)
(163)	Equity dividends paid		**(80)**	(116)
(594)	**Cash outflow before use of liquid resources and financing**		**(474)**	(422)
(6)	**Management of liquid resources**		**(21)**	(6)
488	**Financing**	9	**98**	342
(112)	**Decrease in cash in the period**	11	**(397)**	(86)

	Reconciliation of net cash flow to movement in net debt			
(112)	**Decrease in cash in the period**		**(397)**	(86)
6	Increase in liquid resources		**21**	6
(488)	Increase in loan capital		**(98)**	(342)
(594)	Movement in net debt resulting from cash flows		**(474)**	(422)
(8)	Exchange adjustments		**3**	(30)
(602)	**Movement in net debt during the period**		**(471)**	(452)
(1,252)	**Opening net debt**		**(1,854)**	(1,252)
(1,854)	**Closing net debt**	11	**(2,325)**	(1,704)

Notes to the accounts

1. Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2001 Annual Report and Accounts except for the accounting policy change set out in note 2 below. The 2001 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the UK (UK GAAP).

The periods to 28 February 2002 and 28 February 2001 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

The figures for the year to 31 August 2001 are an abridged version of the group's published financial statements which have been reported on by the group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

These interim financial statements were approved by the Board on 26 April 2002.

2. Accounting policy change

These interim financial statements comply with Financial Reporting Standard 19 – Deferred Tax. The statement requires deferred tax to be provided in respect of all differences that arise from inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the consolidated financial statements. Deferred tax assets are recognised to the extent they are regarded as recoverable.

Compliance with this standard has resulted in an increase in the deferred tax provision of £46m at 31 August 2001 and £46m at 31 August 2000. The overall tax charge for the periods to 28 February 2001 and 31 August 2001 has not changed as a result of restatement under FRS 19. Adoption of the standard has not impacted the tax charge for the period to 28 February 2002.

3. Activity analysis

2000/01 12 months			**2001/02 Six months**		2000/01 Six months	
Turnover £m	Trading profit* £m		**Turnover £m**	**Trading profit* £m**	Turnover £m	Trading profit* £m
2,571	505	Spirits & Wine	**1,571**	**286**	1,327	253
308	72	QSR	**133**	**24**	130	21
–	13	Britannia	**–**	**3**	–	3
2,879	590		**1,704**	**313**	1,457	277

Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2002 relate wholly to Spirits & Wine activities (profit – £84m).

Notes to the accounts

4. Geographical analysis

2000/01 12 months			2001/02 Six months		2000/01 Six months	
Turnover £m	Trading profit* £m	**By country of destination**	**Turnover £m**	**Trading profit* £m**	Turnover £m	Trading profit* £m
982	186	Europe	**630**	**105**	524	95
1,542	336	Americas	**818**	**158**	751	144
355	68	Rest of World	**256**	**50**	182	38
2,879	590		**1,704**	**313**	1,457	277

* Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2002 relate to Europe (loss – £22m), Americas (profit – £115m) and Rest of World (loss – £9m).

2000/01 12 months			2001/02 Six months		2000/01 Six months	
Turnover £m	Trading profit* £m	**By country of operation**	**Turnover £m**	**Trading profit* £m**	Turnover £m	Trading profit* £m
1,543	212	Europe	**992**	**138**	813	116
1,785	345	Americas	**936**	**151**	873	146
254	33	Rest of World	**206**	**24**	134	15
3,582	590		**2,134**	**313**	1,820	277
(703)	–	Turnover with group companies	**(430)**	**–**	(363)	–
2,879	590		**1,704**	**313**	1,457	277

* Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2002 relate to Europe (loss – £22m), Americas (profit – £115m) and Rest of World (loss – £9m).

5. Reconciliation to normalised earnings

2000/01 12 months £m		2001/02 Six months £m	2000/01 Six months £m
344	**Earnings as reported**	**227**	161
–	**Adjustments for Mexican excise rebate net of tax**	**(74)**	–
3	**Adjustments for exceptional items net of tax**	**10**	6
10	**Adjustments for goodwill amortisation net of tax**	**17**	3
357	**Normalised earnings**	**180**	170
1,054	Weighted average number of ordinary shares (millions)	**1,049**	1,056
33.9p	**Normalised earnings per ordinary share**	**17.2p**	16.1p

The weighted average number of ordinary shares is shown after deducting the ordinary shares owned by the Allied Domecq employee trusts.

Basic earnings per share of 21.6p (2001: 15.2p) has been calculated on earnings of £227m (2001: £161m) divided by the average number of shares of 1,049m (2001: 1,056m).

Diluted earnings per share of 21.6p (2001: 15.2p) has been calculated on earnings of £227m (2001: £161m) and, after including the effect of all dilutive potential ordinary shares, the average number of shares of 1,050m (2001: 1,057m).

In the year to 31 August 2001, normalised earnings included a benefit of £30m relating to the Mexican excise rebate. In the six months to 28 February 2002 the Mexican excise rebate has been treated as an exceptional item. Normalised earnings per share of 31.0p for the year to 31 August 2001 excluding the Mexican excise rebate has been calculated on earnings of £327m divided by the average number of shares of 1,054m.

6. Taxation

The £100m (2001: £59m) total taxation charge/(credit) for the six months to 28 February 2002 comprises UK taxation of (£1m) (2001: £6m), overseas taxation of £99m (2001: £51m) and taxation on the profits of associated undertakings of £2m (2001: £2m).

Deferred tax assets of £85m at 31 August 2001 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions. In line with FRS 19 – Deferred Tax the group will reassess recoverability at each balance sheet date.

7. Ordinary dividends

The board has declared an interim dividend of 4.9p per ordinary share (2001: 4.5p) payable on 26 July 2002.

8. Reconciliation of movements in shareholders' funds

2000/01 12 months £m		**2001/02 Six months £m**	2000/01 Six months £m
344	Profit earned for ordinary shareholders in the period	**227**	161
(16)	Currency translation differences on foreign currency net investments	**(20)**	(23)
328	Total recognised gains and losses relating to the period	**207**	138
(46)	Prior year adjustment (note 2)	**–**	(46)
282	Total gains and losses recognised in the period	**207**	92
(127)	Dividends	**(53)**	(47)
3	Goodwill written back on disposals	**–**	–
158	**Net movement in shareholders' funds**	**154**	45
190	At the beginning of the period	**348**	190
348	**At the end of the period**	**502**	235

9. Detailed analysis of gross cash flows

2000/01 12 months £m		2001/02 Six months £m	2000/01 Six months £m
	Returns on investment and servicing of finance		
6	Interest received	**2**	2
(78)	Interest paid	**(63)**	(49)
(4)	Dividends paid to minority shareholders	**(3)**	(2)
(76)		**(64)**	(49)
	Taxation paid		
15	UK taxation	**(10)**	(1)
(49)	Overseas taxation	**(86)**	(31)
(34)		**(96)**	(32)
	Capital expenditure and financial investment		
(97)	Purchase of tangible fixed assets	**(53)**	(38)
24	Sale of tangible fixed assets	**4**	15
(23)	Purchase of intangible fixed assets	**–**	(23)
4	Net decrease in trade investments	**(6)**	2
(26)	Purchase of ordinary share capital for employee trusts	**(8)**	–
(118)		**(63)**	(44)
	Acquisitions and disposals		
(442)	Purchase of subsidiary undertakings	**(519)**	(268)
(193)	Borrowings acquired with subsidiary undertakings	**(36)**	(96)
(1)	Cash and overdrafts disposed of with subsidiary undertakings	**–**	–
1	Sale of associated undertakings	**–**	1
(635)		**(555)**	(363)
	Financing		
(637)	Redemption of debt	**–**	–
944	Increase in long term debt	**–**	–
181	Increase in other debt	**98**	342
488		**98**	342

10. Reconciliation of net cash inflow from operating activities to free cash flow

2000/01 12 months £m		2001/02 Six months £m	2000/01 Six months £m
423	**Net cash inflow from operating activities**	**382**	179
(73)	Capital expenditure net of sale of tangible assets	**(49)**	(23)
9	Dividends received from associated undertakings	**2**	3
359	**Operating cash net of fixed assets**	**335**	159
(34)	Taxation paid	**(96)**	(32)
(72)	Net interest paid	**(61)**	(47)
(163)	Dividends paid – ordinary shareholders	**(80)**	(116)
(4)	– minorities	**(3)**	(2)
86	**Free cash flow**	**95**	(38)

11. Net debt

	Cash at bank and in hand £m	Borrowings due within one year £m	Loan capital due within one year £m	Loan capital due after one year £m	Six months ended 28 February 2002 £m	Six months ended 28 February 2001 £m
t the beginning of the period	111	(660)	(110)	(1,195)	**(1,854)**	(1,252)
ncrease/(decrease) in cash	53	(450)	–	–	**(397)**	(86)
ncrease in liquid resources	21	–	–	–	**21**	6
ncrease)/decrease in loan capital	–	–	(109)	11	**(98)**	(342)
xchange adjustments	–	(5)	2	6	**3**	(30)
t the end of the period	185	(1,115)	(217)	(1,178)	**(2,325)**	(1,704)

2. Events since the balance sheet date

n 27 February 2002 the group announced that it had entered into an agreement to acquire Malibu, Mumm Cuvée lapa ('MCN') and associated assets from Diageo for a cash consideration of £587m on a debt free basis, subject a working capital adjustment. The purchase of Malibu and MCN is conditional on receiving relevant regulatory pprovals.

n the same date the group announced that it had placed 39 million new ordinary shares (the 'New Ordinary hares') at a price of 390p per New Ordinary Share. The New Ordinary Shares represented 3.7% of Allied Domecq's xisting issued share capital. The New Ordinary Shares were admitted to the Official List of the UK Listing Authority nd began trading on the London Stock Exchange on 4 March 2002.

e gross proceeds receivable by the group were £152m which will be used towards the financing of the proposed quisition of Malibu and MCN. In the event that the acquisition does not complete, the proceeds will be used for neral corporate purposes.

3. Financial calendar

dividend date for interim dividend	26 June 2002
ecord date for interim dividend	28 June 2002
terim dividend payable	26 July 2002
al results announced	October 2002
eport and Accounts issued	November 2002

Independent review report by KPMG Audit Plc to Allied Domecq PLC

Introduction
We have been instructed by the company to review the financial information set out on pages 8 to 15 for the six months ended 28 February 2002 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2002.

KPMG Audit Plc
Chartered Accountants
London
26 April 2002

Investor information

Shareholder enquiries
Enquiries relating to your shareholding, dividend payments or other administrative matters should be addressed to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Tel: +44 (0)870 702 0000.

Electronic communication
Recent changes in the law make it possible for Allied Domecq to offer shareholders the opportunity to receive corporate documents such as the report and accounts and notices of meetings in electronic form. If you choose to take advantage of this you will receive an e-mail notification each time a publication is made on the corporate website.

To register to receive shareholder communications in this way and not receive printed copies by post please follow the instructions below to record your e-mail address:

1. Log on to www.allieddomecq.com
2. Click on Investor Relations
3. Click on Shareholder Services
4. Click on Registrar Services
5. Click on Online Shareholder Services
6. Enter your personal details – Shareholder Reference Number, surname, country or postcode, and click 'go'. The Reference Number is the 11 digit number printed on your address label or on the tax voucher for the final dividend paid 5 February 2002
7. Scroll down to Communication Details and click 'go'
8. Read the Terms and Conditions and, if you agree to them, press 'enter'
9. Register your e-mail address and click 'go'

f you do not register an e-mail address you will continue to receive all future shareholder ommunications in paper form through the post as before. If you decide to register you will be ble to change your instruction or request paper copies of shareholder information at any time. t is your responsibility to notify Computershare Investor Services PLC of any change in your ontact details. Your e-mail address can be changed on-line, but any change to your name r postal address must be notified in writing to Computershare Investor Services PLC.

orporate information and internet
orporate information, including press releases, annual reports and presentations, can be ownloaded from the group's website at *www.allieddomecq.com*

nvestor relations
nstitutional shareholder enquiries should be addressed to Peter Durman, Director of Investor elations, at the registered office address below:
el: +44 (0)117 978 5753; e-mail: *investor.relations@adsweu.com*

ompany Secretary and Registered Office
ther enquiries should be addressed to the Secretariat, Allied Domecq PLC, The Pavilions, ridgwater Road, Bedminster Down, Bristol BS13 8AR, UK. Tel: +44 (0)117 978 5000.
egistered number: 3771147






CITRONA

Allied Domecq PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol
BS13 8AR
UK

Registered number: 3771147
Telephone: +44 (0)117 978 5000
www.allieddomecq.com










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